SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2023

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

SINA R. HEKMAT

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2023, as follows:

–	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

–	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 4 hereof to the “Recent Developments—KfW” section;

–

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 5 to 8 hereof;

–

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany— Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

–

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Economic Outlook” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany” section;

–

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments—Early Parliamentary Elections” on page 11 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section; and

–

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments—Monetary Policy” on page 11 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated June 14, 2024 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 4, 2025, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0335 (EUR 0.9676 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Preliminary Results for the Year Ended December 31, 2024

The following information is primarily derived from KfW’s press release and related press conference of February 5, 2025 announcing selected preliminary results for the full year ended December 31, 2024. The financial amounts in this section are based on unaudited preliminary financial information prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) and are subject to adjustment. KfW expects to release its audited consolidated and unconsolidated financial statements for the year ended December 31, 2024 at the beginning of April 2025.

KfW Group’s total assets decreased by 2.7 % or EUR 15.4 billion, from EUR 560.7 billion as of December 31, 2023 to EUR 545.4 billion as of December 31, 2024. KfW Group’s consolidated volume of business (which includes total assets and off-balance sheet items such as guarantees and irrevocable commitments for loans, grants and guarantees) decreased by 1.5%, or EUR 11.2 billion, to EUR 713.3 billion as of December 31, 2024 from EUR 724.4 billion as of December 31, 2023.

KfW expects its Group’s operating result before valuation and promotional activities for 2024 to be in line with its positive financial performance for the first three quarters of 2024. KfW Group’s operating result before valuation and promotional activities is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the full year ended December 31, 2024, compared to the corresponding period in 2023.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR*

	Year ended December 31,		Year-to-Year
	2024 (1)	2023	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	35,816	39,117	-8
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	41,570	35,852	16
KfW Capital	1,590	2,129	-25
Export and Project Finance (KfW IPEX-Bank)	23,916	24,152	-1
KfW Entwicklungsbank	7,839	9,040	-13
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	2,470	1,869	32
Financial Markets	0	480	-100

Total promotional business volume (2)(3)	112,831	111,312	1

*	Amounts in the table may not add up due to rounding differences.

(1)	Preliminary and unaudited.

(2)

Total promotional business volume for the full year ended December 31, 2024 has been adjusted for commitments of EUR 369 million, compared to EUR 1.3 billion for the corresponding period in 2023, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain programs of SME Bank.

(3)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans, RegioInnoGrowth (“RIG”) loans and global funding facilities to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans, RIG loans and global funding facilities to Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume amounted to EUR 112.8 billion during the twelve-month period ended December 31, 2024, compared to EUR 111.3 billion for the corresponding period in 2023 and thus remained relatively stable.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 35.8 billion for the twelve-month period ended December 31, 2024, compared to EUR 39.1 billion for the corresponding period in 2023. This decrease was attributable to significantly lower commitments in the SME Bank segment (EUR 13.4 billion compared to EUR 20.4 billion for the corresponding period in 2023) which were partly offset by higher commitments in the Private Clients segment (EUR 22.4 billion compared to EUR 18.8 billion for the corresponding period in 2023). The reduced volume of new commitments in the SME Bank segment was primarily due to lower demand for renewable energies and energy efficiency/CO2 reduction loans. The lower demand can be attributed to persistently weakened economic conditions and EU state aid regulations, which placed certain restrictions on KfW’s ability to offer interest conditions below the EU reference rate. In contrast, commitments in the Climate-friendly Construction program and federal funding for efficient buildings (including the new subsidy for heating system replacement) were higher than in the previous year.

Commitments in the Customized Finance & Public Clients business sector amounted to EUR 41.6 billion for the twelve-month period ended December 31, 2024, compared to EUR 35.9 billion for the corresponding period in 2023. This elevated figure primarily results from commitments made in connection with special mandates by the Federal Government under Article 2, Paragraph 4 of the KfW Law (Zuweisungsgeschäfte). These included the extension of commitments amounting to EUR 8.5 billion to safeguard Germany’s energy supply, a long-term loan commitment of EUR 24 billion to support the phased development of a national hydrogen core network via the amortization account, in line with Germany’s national hydrogen strategy through 2032, and commitments for compensatory payments disbursed by KfW as paying agent under government support measures aimed at mitigating high energy costs. With regard to the core business, commitments decreased from EUR 10.7 billion to EUR 8.4 billion. Further, the volume of funds of global funding facilities decreased in the twelve months of 2024, compared to the corresponding period in 2023 from EUR 5.1 billion to EUR 4.2 billion.

Commitments related to KfW Capital decreased to EUR 1.6 billion for the twelve-month period ended December 31, 2024, compared to EUR 2.1 billion for the corresponding period in 2023. This decrease is mainly due to extraordinary effects in the previous year through investments made by KfW on a fiduciary basis for the Federal Government with governmental funds in the European Tech Champions Initiative and the DeepTech & Climate Fonds under the Future Fund (Zukunftsfonds).

Commitments in KfW’s Export and Project Finance business sector remained largely stable amounting to EUR 23.9 billion for the twelve-month period ended December 31, 2024, compared to EUR 24.2 billion for the corresponding period in 2023. The demand for investments in sustainability and transformation as well as mobility and infrastructure projects provided numerous financing opportunities for KfW’s Export and Project Finance business sector.

Commitments related to KfW Entwicklungsbank amounted to EUR 7.8 billion for the twelve-month period ended December 31, 2024, compared to EUR 9.0 billion for the corresponding period in 2023. This decrease was mainly due to a significant decline regarding development loans.

Commitments of DEG increased to EUR 2.5 billion for the twelve-month period ended December 31, 2024, compared to EUR 1.9 billion for the corresponding period in 2023. This increase was mainly due to higher commitments in the loan business and the planned increase in new business compared to the corresponding period in 2023.

There were no commitments related to KfW’s Financial Markets business sector for the twelve-month period ended December 31, 2024. In 2023, all commitments in KfW’s Financial Markets business sector were made under KfW’s green bond portfolio. After the targets of KfW’s green bond portfolio were reached, the Federal Ministry for the Environment, Nature Conservation, Nuclear Safety and Consumer Protection and KfW agreed to terminate the mandate under which the green bond portfolio was launched. The mandate expired at the end of December 2023. Existing green bonds will be held to maturity.

Sources of Funds

The volume of funding raised in the capital markets for the twelve months ended December 31, 2024 totaled EUR 78.1 billion, of which 62% was raised in euro, 25% in U.S. dollar and the remainder in six other currencies.

Total Capital Ratio and Tier 1 Capital Ratio of KW Group as of December 31, 2024

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation (EU) No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017.

According to article 92 of the CRR, KfW’s total capital ratio amounted to 30.3% and its Tier 1 capital ratio amounted to 30.2%, in each case as of December 31, 2024 (not taking into account the interim profit of the second half of 2024)1. The increase of the total capital ratio and the Tier 1 capital ratio compared to December 31, 2023, when the total capital ratio and the Tier 1 capital ratio amounted to 27.9%, was mainly due to the consideration of the profit of the second half of the year 2023 and the first half of the year 2024 and to a reduced total risk exposure amount resulting from rating improvements as well as adjustments of risk measurement procedures.

Other Recent Developments

Funding Volume for 2025

KfW has announced that it expects its volume of long-term funding to be raised in the capital markets in 2025 to be in a range of EUR 65 billion to EUR 70 billion, of which EUR 10 billion are planned to be raised through green bond issuances.

Executive Board

KfW’s Board of Supervisory Directors has extended Stefan Wintels’ contract as Chief Executive Officer of KfW for a further four years until September 30, 2029.

[1]	According to article 26(2) CRR.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2023	-0.4	-0.2
1st quarter 2024	0.2	-0.1
2nd quarter 2024	-0.3	-0.3
3rd quarter 2024	0.1	-0.3
4th quarter 2024	-0.2	-0.2

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) fell by 0.2% in the fourth quarter of 2024 compared with the third quarter of 2024 after adjustment for price, seasonal and calendar variations. While government and household final consumption expenditure increased in the fourth quarter of 2024, exports were significantly lower than in the previous quarter. In the year 2024, price adjusted GDP declined by 0.2%.

GDP in the fourth quarter of 2024 was down a price adjusted 0.4% compared with the fourth quarter of 2023. After price and calendar adjustment, however, GDP showed a decrease of 0.2% as there was one working day less than in the same period a year earlier.

Source: Federal Statistical Office, Gross domestic product in the 4th quarter of 2024 down 0.2% on the previous quarter, press release of January 30, 2025 (https://www.destatis.de/EN/Press/2025/01/PE25_039_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
December 2023	0.1	3.7
January 2024	0.2	2.9
February 2024	0.4	2.5
March 2024	0.4	2.2
April 2024	0.5	2.2
May 2024	0.1	2.4
June 2024	0.1	2.2
July 2024	0.3	2.3
August 2024	-0.1	1.9
September 2024	0.0	1.6
October 2024	0.4	2.0
November 2024	-0.2	2.2
December 2024	0.5	2.6
January 2025 (1)	-0.2	2.3

(1)	Provisional estimate.

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, stood at 2.6% in December 2024, reflecting an increase compared to November 2024 (2.2%). In December 2024, the most important driver of inflation was the increase in the price of services. This increase was partially offset by a decrease in energy prices.

Food prices increased by 2.0% in December 2024 compared to December 2023, after experiencing a 1.8% year-on-year increase in November 2024. Energy prices in December 2024 decreased by 1.6% compared to December 2023, following decreases of 3.7% and 5.5% in November 2024 and October 2024, respectively, in each case compared to the same month in the previous year.

Core inflation, which is the year-on-year rate of price increase excluding energy and food, was 3.3% in December 2024, demonstrating the current dampening impact of energy prices on overall inflation. In November 2024, the consumer price index excluding food and energy was 3.0%. This means that core inflation increased slightly in December 2024 compared to November 2024.

Prices of goods (total) increased by 1.4% from December 2023 to December 2024. The prices of services (total) increased by 4.1% in December 2024 when compared to December 2023.

Compared with November 2024, the consumer price index rose by 0.5% in December 2024.

On an annual average basis, consumer prices in Germany rose by 2.2% in 2024 compared with 2023. The inflation rate in 2024 was therefore markedly lower than in the three preceding years. The annual average rate of inflation was 5.9% in 2023, 6.9% in 2022 and 3.1% in 2021.

According to provisional estimates of the Federal Statistical Office, the consumer price index in January 2025 is expected to be 2.3% higher compared to January 2024 and 0.2% lower compared to December 2024, respectively. Core inflation is expected to be 2.9% year-on-year in January 2025.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate at +2.2% in 2024, press release of January 16, 2025 (https://www.destatis.de/EN/Press/2025/01/PE25_020_611.html); Federal Statistical Office, Inflation rate of +2.3% expected in January 2025, press release of January 31, 2025 (https://www.destatis.de/EN/Press/2025/01/PE25_043_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2023	2.9	3.2
January 2024	3.2	3.2
February 2024	3.6	3.3
March 2024	3.5	3.3
April 2024	3.2	3.4
May 2024	3.5	3.4
June 2024	3.4	3.5
July 2024	3.6	3.5
August 2024	3.8	3.5
September 2024	3.2	3.4
October 2024	3.3	3.4
November 2024	3.3	3.4
December 2024	3.2	3.4

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Approximately 46.0 million persons resident in Germany were in employment in December 2024. According to provisional calculations of the Federal Statistical Office, the seasonally adjusted number of persons in employment rose marginally by 4,000 (0.0%) compared with the previous month. Employment picked up slightly in October and November, increasing by 13,000 and 9,000 people, respectively. This marks a modest improvement after several months of decline, with employment dropping by an average of 20,000 people per month between June and September 2024, after adjusting for seasonal effects.

Compared to December 2023, the number of employed persons in December 2024 declined by 24,000 or -0.1%. The year-on-year rate of change was 0.0% in September, October and November, and 0.2% in June 2024. The downward trend in employment is therefore continuing, with the number of persons in employment now slightly below the previous year’s level.

In December 2024, the number of unemployed persons increased by approximately 129,000, or 9.9%, compared to December 2023. Adjusted for seasonal and irregular effects, the number of unemployed persons in December 2024 stood at 1.52 million, reflecting a slight increase of 0.1% compared to November 2024. Between November 2024 and December 2024, the adjusted unemployment rate remained stable at 3.4%.

Sources: Federal Statistical Office, Employment stagnates in December 2024, press release of January 31, 2025 (https://www.destatis.de/EN/Press/2025/01/PE25_041_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data, accessed on January 31, 2025 (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January-November 2024	January-November 2023
Goods	229.2	209.0
Services	-78.3	-66.0
Primary income	130.5	128.3
Secondary income	-54.6	-57.3

Current account	226.9	214.1

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Major items of the German balance of payments, January 10, 2025 (https://www.bundesbank.de/resource/blob/934892/b8854909ce3891eef161f5e860dddea3/472B63F073F071307366337C94F8C870/2024-01-10-zahlungsbilanz-anlage-data.pdf).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations, general government budgets recorded a financial deficit (net borrowing) of EUR 113.0 billion at the end of 2024. This was an increase of approximately EUR 5.5 billion from 2023. State government, local government and social security funds recorded a higher financial deficit, mainly as a result of increased expenses for social benefits in kind and social benefits other than social transfers in kind. This was primarily due to higher expenditure for pensions. There was also a marked increase in expenditure for long-term care allowance and citizen’s benefit (Bürgergeld). By contrast, central government was the only subsector to reduce its deficit. The discontinuation of the measures to reduce the impact of the energy crisis – mainly the brake on gas and electricity prices – at the end of 2023 had a particularly positive effect in this context. Measured as a percentage of GDP at current prices, Germany recorded a 2.6% deficit ratio in 2024. The ratio is therefore the same as in the previous year and remains below the 3% reference value of the European Stability and Growth Pact.

According to provisional figures of the Deutsche Bundesbank, the general government gross debt ratio was 62.4% of GDP at the end of the third quarter of 2024. This represents a 0.8% increase when compared to the end of the second quarter of 2024 and a 2.2% decrease when compared with the end of the third quarter of 2023.

Sources: Federal Statistical Office, Gross domestic product down 0.2% in 2024, press release of January 15, 2025 (https://www.destatis.de/EN/Press/2025/01/PE25_019_811.html); Deutsche Bundesbank, Verschuldung gem. Maastricht-Vertrag - Deutschland - Gesamtstaat - in % des BIP, accessed on January 31, 2025 (https://www.bundesbank.de/dynamic/action/de/statistiken/zeitreihen-datenbanken/zeitreihen-datenbank/723452/723452?listId=www_v27_web011_21a&tsId=BBGFS1.Q.BQ9959&dateSelect=2024).

Economic Outlook

On January 29, 2025, the Federal Government released the 2025 Annual Economic Report (Jahreswirtschaftsbericht 2025). The report acknowledges that, at the start of 2025, Germany faces significant challenges due to recent global crises impacting its industrial and export-oriented economy. The decrease of German GDP by 0.2% in 2024 was primarily driven by ongoing weaknesses in the manufacturing sector, while consumer-related services showed slight improvements. While the energy crisis following Russia’s invasion of Ukraine in 2022 has been successfully managed and inflation reduced, structural issues such as labor shortages, excessive bureaucracy, and weak investment persist. The Federal Government projects GDP to grow by 0.3% in 2025, a downward revision from its previous forecast. To revitalize the economy, the report emphasizes the need for targeted measures to boost both private and public investments, fully leverage domestic and international labor potential, reduce bureaucracy, and ensure a unified European response to global economic challenges.

Sources: Bundesministerium für Wirtschaft und Klimaschutz, Die wirtschaftliche Lage in Deutschland im Januar 2025, January 15, 2025  (https://www.bmwk.de/Redaktion/DE/Pressemitteilungen/Wirtschaftliche-Lage/2025/20250115-die-wirtschaftliche-lage-in-deutschland-im-januar-2025.html); Bundesministerium für Wirtschaft und Klimaschutz, Jahreswirtschaftsbericht 2025, press release of January 29, 2025 (https://www.bmwk.de/Redaktion/DE/Pressemitteilungen/2025/20250129-jahreswirtschaftsbericht-2025.html).

Other Recent Developments

Early Parliamentary Elections

Following the termination of the governing coalition in November 2024, Chancellor Scholz submitted a motion of confidence to the Bundestag on December 11, 2024. On December 16, 2024, the Bundestag voted on this motion, which (as required to permit early elections) failed. Chancellor Scholz then recommended the dissolution of the Bundestag to Bundespräsident Steinmeier. After consulting all party leaders, Bundespräsident Steinmeier confirmed on December 20, 2024 that no viable majority existed. On December 27, 2024, Bundespräsident Steinmeier officially dissolved the Bundestag and scheduled early elections for February 23, 2025.

Sources: Bundeskanzler Scholz beantragt die Vertrauensfrage, press release of December 11, 2024 (https://www.bundesregierung.de/breg-de/suche/bundeskanzler-scholz-beantragt-die-vertrauensfrage-2324868); Bundespräsident legt Termin fest, communication of the Federal Government (https://www.bundesregierung.de/breg-de/suche/bundestagswahl-2025-2300332).

Monetary Policy

On January 30, 2025, the Governing Council of the European Central Bank (“ECB”) decided to lower each of the three key ECB interest rates – the deposit facility rate, the main refinancing operations rate and the marginal lending facility rate – by 25 basis points. These rates have been decreased to 2.75%, 2.90% and 3.15%, respectively, with effect from February 5, 2025.

In particular, the Governing Council based its decision to lower the deposit facility rate – the rate through which it steers the monetary policy stance – on its updated assessment of the inflation outlook, the dynamics of underlying inflation and the strength of monetary policy transmission. The Governing Council stated its view that the disinflation process is well on track. Inflation has continued to develop broadly in line with ECB staff projections and is expected to return to the Governing Council’s 2% medium-term target in the course of 2025.

On December 12, 2024, the Governing Council lowered each of the three key ECB interest rates by 25 basis points to 3.00% (deposit facility), 3.15% (main refinancing operations) and 3.40% (marginal lending facility), with effect from December 18, 2024.

The Governing Council reported that the asset purchase programme (APP) and pandemic emergency purchase programme (PEPP) portfolios are declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities.

Sources: European Central Bank, Monetary policy decisions, press release of January 30, 2025 (https://www.ecb.europa.eu/press/pr/date/2025/html/ecb.mp250130~530b29e622.en.html); European Central Bank, Monetary policy decisions, press release of December 12, 2024 (https://www.ecb.europa.eu/press/pr/date/2024/html/ecb.mp241212~2acab6e51e.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ TIM ARMBRUSTER
	Name:	Tim Armbruster
	Title:	Senior Vice President and Treasurer

By:	/s/ JOCHEN LEUBNER
	Name:	Jochen Leubner
	Title:	Vice President

Date: February 5, 2025